Exhibit 8.1

Junee Limited

Subsidiaries of the Registrant

Name of Subsidiary	Jurisdiction of Incorporation or Organization
OPS Interior Design Consultant Limited	Hong Kong
Junee Investments International Limited	Hong Kong
Junee Technology Pte. Ltd.	Singapore
ASPAC AI Computing Pty Ltd	Australia